Exhibit (a)(109)

News Release	Airgas, Inc. 259 N. Radnor-Chester Road Suite 100 Radnor, PA 19087-5283 www.airgas.com

Media Contact:		Investor Contact:
Jay Worley	Joele Frank / Dan Katcher / Andrew Siegel	Barry Strzelec
jay.worley@airgas.com	Joele Frank, Wilkinson Brimmer Katcher	barry.strzelec@airgas.com
(610) 902-6206	(212) 355-4449	(610) 902-6256

For release: Immediately

AIRGAS RELEASES BOARD LETTERS

RADNOR, PA — December 13, 2010 — Airgas, Inc. (NYSE: ARG) today released two letters exchanged between members of its Board of Directors.  Prior to a December 10, 2010 meeting of the Airgas Board of Directors, the three recently elected directors sent a letter to John C. van Roden, Jr., Chairman of the Airgas Board.  That letter and Mr. van Roden’s letter in response are below.  At the December 10 meeting, the nine independent directors selected a third financial advisor to represent the full Board of Directors and the Board agreed to reimburse the recently elected directors for certain expenses of legal counsel.

December 7, 2010

Dear Mr. van Roden:

We write as recently elected directors of Airgas to address a number of concerns that require immediate attention.  These concerns could have been timely addressed earlier, including at the board meeting scheduled for this past Sunday; however, the abrupt cancellation last Tuesday of that meeting (and its rescheduling for December 21, several weeks from now), coupled with developments described below, have left us no choice but to write this letter.

We have made it quite clear to you and the other Airgas directors, and company counsel, that we intend to act as responsible, independent directors of Airgas in assessing the interest of Air Products in acquiring Airgas.  In that spirit, we have joined with the Airgas board in declaring that in its view the current Air Products $65.50 per share cash offer for Airgas is grossly inadequate.

At the same time, we expect that Air Products will raise its offer and, accordingly, believe we need to put ourselves in the position to evaluate any improved offer on an independent, fully informed basis.  To that end, we have requested several times, most recently by letter dated December 2, 2010, that the Airgas board authorize our retention of legal counsel and financial advisors selected by us to assist us in preparing to evaluate any such improved offer.  These requests have been met with what can only be described as negative responses and delays in board consideration.  Unfortunately, further delay in considering and granting our request can no longer be accepted, as it will hamstring our ability properly to fulfill our directorial duties - - and undermine the shareholder vote which elected us.

The issue of timing has become acute because, as you know, Chancellor Chandler issued a letter opinion last Thursday seeking specific responses from Airgas by this Friday, December 10, to a number of questions that will directly affect the Court’s decision as to whether the

Airgas shareholder rights plan should remain in place. In light of the Court’s fast approaching deadline and the likelihood that it will prompt Air Products to improve its offer, we reiterate our request that the board immediately authorize us to retain separate outside legal and financial advisors to assist us in evaluating proposed responses, and more generally in helping us to formulate fully informed judgments regarding the discharge of our fiduciary obligations in the context of the Air Products offer.

As directors newly elected by the Airgas shareholders, we clearly have a right to obtain independent legal and financial advisors so that we can fully and fairly inform ourselves.  Your recent tactics of needlessly postponing board meetings, refusing to engage with us, and putting off our repeated requests to retain outside advisors are not in the best interests of Airgas or its shareholders. In fact, a significant Airgas shareholder, Mason Capital Management LLC (holding approximately 1.8% of Airgas common stock) voiced similar concerns to the Airgas board on December 3, 2010, specifically urging the board to provide us as independent directors with our own outside legal and financial advisors.  If you continue to act contrary to the best interests of Airgas shareholders and do not promptly approve our retention of outside advisors, we will be forced to consider all of our options, including notifying Chancellor Chandler that we are without appropriate representation, and commencing litigation to enforce our rights as directors to inspect all documents necessary for the discharge of our fiduciary duties (including obtaining the necessary independent resources to make such inspection meaningful).

In addition, your continued claim that the Airgas board members are in “unanimous” agreement on issues relating to the Air Products acquisition proposal has become misleading.  Neither you nor Airgas are authorized to make statements on our individual behalves — including by reference to “unanimous” views of the board, of which we are now members — without our express and specific consent.

Of particular importance, we seek to clarify an issue on which Chancellor Chandler focused in his December 2 letter opinion as an important part of his analysis in considering the Airgas shareholders rights plan.  The letter opinion suggests that Airgas contends the company is worth $78 or more per share, and that the three of us have joined in that view.  We do not believe that such an unequivocal statement is accurate.  Any discussion about the $78 valuation must be framed in the context in which that number was actually discussed at the November, 2010 board meeting. Specifically, in the context of a board discussion about what should be the next steps in responding to Air Products, we expressed our beliefs that proposing a price (any price, within reason) would be more likely to generate a constructive dialogue between the two companies and potentially result in an increased offer from Air Products than would a figurative “stiff arm.”  It was in that context, and only in that context, that we agreed to communicate a $78 price to Air Products.

To be clear, at no time did any of us take the position that a $78 offer price was the price of admission to having any discussions with Air Products, nor did we agree that $78 was the minimum per share price at which Airgas might be purchased, and it would be wrong for you to insinuate otherwise to the Court.  Given the circumstances under which we were elected, on matters central to shareholders assessing the Air Products offer and any future improvements to it, we believe that Airgas has a responsibility to fairly and accurately present our views to shareholders.  No less an obligation is owed to the Court.  Accordingly, if we are not advised by the close of business tomorrow that Airgas has provided the foregoing necessary clarification to the Court, we will have to consider other alternatives to ensure that our beliefs are not mischaracterized.

Given that the deadline for Airgas to respond to the Court’s inquiries is this Friday, we also expect that you will let us know by no later than close of business tomorrow whether the board will approve our retention of outside advisors.

Very truly yours,

John P. Clancy

Robert L. Lumpkins

Ted B. Miller, Jr.

December 8, 2010

Dear Messrs. Clancey, Lumpkins and Miller:

I have had the opportunity to discuss your December 7 letter with other directors and wanted to respond to you quickly as you asked.  I will schedule an immediate meeting of the nine independent directors of the Board of Directors.  I would be prepared to schedule this meeting of the Board either at 9:00 p.m. on Thursday, December 9, or any time between 8:00 and 10:00 a.m., Friday, December 10.  Please let Bob Young know which time is preferable for the three of you.

I do want to unambiguously state that I believe that the other directors are all fully satisfied in all respects with the analyses performed by our outside financial advisors. Nonetheless, in order to respond to your request for a “fresh look,” all other directors agree to the retention of a third financial advisor to be selected by the nine independent directors to advise the Board.

While I hope this approach is acceptable to you, I nonetheless feel compelled to set the record straight regarding various points you made in your letter:

1.  Your suggestion that the decision to reschedule the Sunday, December 5 Board meeting to December 21 was improper is not true.  As I have conveyed to each of you repeatedly, it has consistently been the belief of the Board that the issues you have raised should be addressed by the directors in a face-to-face meeting.  The December 5 meeting was rescheduled after Air Products extended its offer and we were advised that none of you were ultimately able to commit to attend a Board meeting in person.  Nonetheless, in deference to your strong views, we will proceed in the manner outlined above.

2.  I am puzzled that you can so confidently predict that Air Products will raise its offer when its $65.50 bid has been on the table since September 6, 2010.  All of Air Products’ public statements and statements to the arbitrage community have been that Air Products will wait to make any change in its bid until after the Chancery Court rules.  It would be a serious breach of your duty of loyalty if any of you, directly or indirectly, have been in contact with Air Products or any of its advisers or have taken any other action that would in any manner facilitate Air Products’ efforts to acquire Airgas at the lowest possible price or otherwise undermine Airgas’ negotiating position.

3.  Nor do I understand the urgency you report in your letter.  The only basis for that “urgency” appears to be your expectation that Air Products will raise its bid.  But if Air Products does raise its bid, please be assured that the full Board of Airgas will have ample opportunity to be fully informed and to deliberate before responding.  The retention of a third investment banker should facilitate that process.

4.  All of the statements that Airgas has made to the Court and publicly have been accurate, and your suggestion to the contrary is simply not correct.  At the Board’s November 1-2 meeting, the suggestion was made by one or more of you that a letter be sent to Air Products expressing both a willingness to meet and specifying a minimum value of Airgas in a sale.  Following discussion, all of the directors agreed with that view.  At the November 1 portion of the Board meeting, the price to be included in the letter was actively discussed by the entire Board, including each of you.  The company’s financial and legal advisors were present for and contributed to the discussion.  At no time did any of you suggest at that meeting that the company’s advisors were conflicted or biased.  In fact, one of you suggested a price of at least $80 per share.  Ultimately the price of at least $78 was reached as the Board’s unanimous view.

The unanimous view of the Board was reached after each of you received briefings from the Board’s financial and legal advisors, as well as management.  Each of you had the same information on the company’s valuation that was provided to the other Board members.  It was as a result of that discussion that the Board unanimously voted to send its letter to Air Products.  As you know, the Board’s letter states that “our board of directors was of the unanimous view that the value of Airgas in any sale transaction is meaningfully in excess of $70 per share.”  This statement was a quote from our earlier letter to Air Products to which you also unanimously agreed. The Board’s letter continued:  “To provide greater clarity, the board has unanimously concluded that it believes that the value of Airgas in a sale is at least $78 per share, in light of our view of relevant valuation metrics.”

During the November 2 portion of the Board meeting, the letter was revised to make it clear that Airgas was willing to meet with Air Products without any precondition.  The entire letter was read to the Board and approved before I called Air Products’ CEO and sent the final version of the letter. For over a month, none of you ever suggested that the Board letter you approved was inaccurate in any respect. I am at a loss to understand why you are alleging that now, especially since Air Products’ response to the outreach that each of you endorsed resulted in Air Products accusing the Board, including each of you, of engaging in a “charade.”  Indeed, the very first time I ever heard any suggestion of the sort you raise in your letter was last week, shortly after Chancellor Chandler issued his Letter Order.  At that time, we learned that Air Products was telling arbitrageurs that you agreed to send that letter only to promote a “constructive dialogue” and that the $78 price was not meant to reflect the unanimous view of the Board that the value of Airgas in a sale transaction was at least $78 per share.

5.  As you state at the outset of your letter:  “[W]e have joined with the Airgas board in declaring that in its view the current Air Products $65.50 per share cash offer for Airgas is grossly inadequate.”  Chancellor Chandler’s Letter Order makes clear that the issue before the Court is whether the Airgas Board should be ordered to redeem the company’s rights plan and remove the company’s other defenses in order to facilitate a $65.50 per share bid.  None of your claimed grievances has any bearing on the issues that are now pending before the Court and none of you are parties to the litigation.

6.  We understand that we cannot stop you from commencing whatever litigation you wish at your expense.  To be clear, however, the company and its management have made all information that you have requested available to you and, provided you fulfill your duties of confidentiality, will continue to do so.  If there is any specific information that you would like, please let Peter or me know what it is, and we will make appropriate arrangements to get it to you.

7.  Finally, Airgas will proceed to file a response to Chancellor Chandler’s Letter Order that is accurate in all respects and that advances the interests of Airgas and its shareholders in resisting the only bid that is on the table, Air Products’ grossly inadequate $65.50 bid.  To be specific, we will in the company’s response, quote verbatim your position regarding the November 2 letter to Air Products.  We request that you not take any action to interfere with the company’s defense of the claims that have been asserted against it or otherwise seek to assist Air Products in promoting its interests at the expense of the company’s shareholders.

In closing, let me emphasize that it is my view and the view of the other directors that our approach in retaining a third financial advisor represents a substantial compromise in order to address the issues you raise.  All members of the Board of Airgas have the same responsibility to Airgas shareholders at this pivotal point in time.  I hope that you agree that our approach represents a workable path forward.

Sincerely,

John van Roden

Chairman of the Board

About Airgas, Inc.

Airgas, Inc. (NYSE: ARG), through its subsidiaries, is the largest U.S. distributor of industrial, medical, and specialty gases, and hardgoods, such as welding equipment and supplies.  Airgas is also one of the largest U.S. distributors of safety products, the largest U.S. producer of nitrous oxide and dry ice, the largest liquid carbon dioxide producer in the Southeast, and a leading distributor of process chemicals, refrigerants, and ammonia products.  More than 14,000 employees work in approximately 1,100 locations, including branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Airgas also distributes its products and services through eBusiness, catalog and telesales channels.  Its national scale and strong local presence offer a competitive edge to its diversified customer base.  For more information, please visit www.airgas.com.

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This press release does not constitute a solicitation or recommendation with respect to the tender offer or an offer to buy or solicitation of an offer to sell any securities. In response to he tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm.